Diamond Eagle Acquisition Corp.

2121 Avenue of the Stars, Suite 2300

Los Angeles, California 90067

May 10, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Beverages, Apparel and Mining

100 F Street, NE

Washington, D.C. 20549

Attention:	Mr. Ronald Alper
Mr. John Burr
Ms. Pam Howell

Re:	Diamond Eagle Acquisition Corp.

Registration Statement on Form S-1

Filed April 11, 2019, as amended

File No. 333-230815

Dear Mr. Alper, Mr. Burr and Ms. Howell:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Diamond Eagle Acquisition Corp. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 12:00 p.m. Washington D.C. time on May 10, 2019, or as soon thereafter as practicable.

Please call Daniel Nussen of Winston & Strawn LLP at (213) 615-1972 to provide notice of the effectiveness of the Registration Statement.

Very truly yours,

DIAMOND EAGLE ACQUISITION CORP.

By: /s/ Jeffrey Sagansky

Name: Jeffrey Sagansky

Title: Chief Executive Officer

cc:	Daniel Nussen, Winston & Strawn LLP